Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

March 8, 2017

Re:	Legion M Entertainment, Inc.

Offering Statement on Form 1-A

File No. 024-10678

Ms. Parker:

On behalf of Legion M Entertainment, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 5 p.m., Eastern Time, on March 10, 2017, or as soon thereafter as is practicable.

Sincerely,

/s/ Paul Scanlan

Paul Scanlan

CEO

Legion M Entertainment, Inc.